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                             RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                              LOS ANGELES, CA 90024
                            TELEPHONE (310) 208-1182
                            FACSIMILE (310) 208-1154

                                February 14, 2007


BY EDGAR CORRESPONDENCE AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ronald E. Alper

      RE:   UWINK, INC.
            AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM SB-2 FILE NO. 333-137661
            FILED FEBRUARY 14, 2007

Dear Mr. Alper:

      On behalf of uWink, Inc., a Utah corporation (the "Company"), we hereby transmit via Edgar Correspondence pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission's verbal comments provided on our telephone conversation of February 14, 2007.

      The Commission issued verbal comments on February 14, 2007 based upon the Commission's review of the Company's registration statement on Form SB-2 filed on February 14, 2007. The following consists of the Company's responses to the Commission's comments.

DIRECTORS AND EXECUTIVE OFFICERS, PAGE 24

1. We confirm that Paul Dumais, the Company's Chief Technology Officer, is not an executive officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 31

2. The Company paid $28,000 in directors & officers insurance premiums during the year ended December 31, 2006 which covers five officers/directors. The $5,600 insurance premium paid for 2006 per officer/director was not included in the Company's disclosure pursuant to Item 404 of Regulation S-B because such amounts were deminimis.

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Mr. Ronald E. Alper
Securities and Exchange Commission
February 14, 2007
Page 2


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 32

3. We confirm that we will insert in the Rule 424(b) prospectus the following language, "As more fully described below, in October 2005, Mr. Rotter initially invested $200,000 into the Company pursuant to a 10% convertible note which included 200,000 warrants with an exercise price of $0.59 to be issued upon maturity of the note. In April of 2006, the Company repaid Mr. Rotter $100,000 plus $10,356 of accrued interest and issued 100,000 warrants with an exercise price of $0.345 with a new note for the remaining $100,000 with a 10% interest rate. In October 2006, Mr. Rotter converted the $100,000 in principal plus 5,685 of accrued interest into 126,822 shares of the Company's common stock and was issued another 100,000 warrants at $0.345. Separately, Mr. Rotter invested $150,000 into the Company on the same terms of the Company's September 2006 financing transaction."



                                     * * * *

      If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

                                              Very truly yours,


                                              By:  /s/ Peter Hogan
                                                 -------------------------------
                                                   Peter Hogan


cc: Peter Wilkniss